Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Nine Months Ended September 30,
	2014		2013
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$2,500		$2,449
Add: Fixed Charges (1)	128		122
Earnings (2)	$2,628		$2,571
Fixed Charges (1)	$128		$122
Ratio of Earnings to Fixed Charges	20.5	x	21.1	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income before income taxes, noncontrolling interest and equity in income or losses of equity method investees plus Fixed Charges.